UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Allis-Chalmers Energy Inc. (the “Issuer”)
(Name of Issuer)
Common Stock, par value $0.01 per share (“Common Shares”)
(Title of Class of Securities)

019645506
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☒ Rule 13d-1(c) ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Carlos Slim Helú
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 3,297,000 Common Shares (see Item 4(c))
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 3,297,000 Common Shares (see Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,297,000 Common Shares (see Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.28% (see Item 4(b))
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

2

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Carlos Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 3,297,000 Common Shares (see Item 4(c))
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 3,297,000 Common Shares (see Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,297,000 Common Shares (see Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.28% (see Item 4(b))
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

3

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Marco Antonio Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 3,297,000 Common Shares (see Item 4(c))
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 3,297,000 Common Shares (see Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,297,000 Common Shares (see Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.28% (see Item 4(b))
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Patrick Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 3,297,000 Common Shares (see Item 4(c))
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 3,297,000 Common Shares (see Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,297,000 Common Shares (see Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.28% (see Item 4(b))
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

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1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
María Soumaya Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 3,297,000 Common Shares (see Item 4(c))
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 3,297,000 Common Shares (see Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,297,000 Common Shares (see Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.28% (see Item 4(b))
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Vanessa Paola Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 3,297,000 Common Shares (see Item 4(c))
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 3,297,000 Common Shares (see Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,297,000 Common Shares (see Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.28% (see Item 4(b))
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

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1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Johanna Monique Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 3,297,000 Common Shares (see Item 4(c))
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 3,297,000 Common Shares (see Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,297,000 Common Shares (see Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.28% (see Item 4(b))
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

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1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Grupo Carso, S.A.B. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,816,000 Common Shares (see Item 4(c))
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,816,000 Common Shares (see Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,816,000 Common Shares (see Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.11% (see Item 4(b))
12	TYPE OF REPORTING PERSON* HC
*SEE INSTRUCTIONS BEFORE FILLING OUT!

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1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Carso Infraestructura y Construcción, S.A.B. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,816,000 Common Shares (see Item 4(c))
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,816,000 Common Shares (see Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,816,000 Common Shares (see Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.11% (see Item 4(b))
12	TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

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1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Inmobiliaria Carso, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,481,000 Common Shares (see Item 4(c))
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,481,000 Common Shares (see Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,481,000 Common Shares (see Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.17% (see Item 4(b))
12	TYPE OF REPORTING PERSON* HC
*SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1.
(a)	Name of Issuer: Allis-Chalmers Energy Inc. (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices: 5075 Westheimer, Suite 890 Houston, Texas 77056
Item 2.
(a)

Name of Persons Filing:

This statement is filed pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended (the “Act”), by the persons listed below (the “Reporting Persons”).

(1)

Carlos Slim Helú, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, María Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit (collectively, the “Slim Family”), each of whom is a Mexican citizen, beneficially own, directly and indirectly, a majority of the outstanding voting equity securities of Grupo Carso, S.A.B. de C.V. (“Carso”). The members of the Slim Family are also beneficiaries of a Mexican trust which in turn owns all of the outstanding voting securities of Inmobiliaria Carso, S.A. de C.V (“Inmobiliaria”).

(2)

Carso, a sociedad anónima bursátil de capital variable organized under the laws of the United Mexican States, is a company with portfolio investments in various companies. Carso owns a majority of all of the outstanding voting securities of Carso Infraestructura y Construcción, S.A.B. de C.V. (“Carso Infraestructura”).

(3)

Carso Infraestructura, a sociedad anónima bursátil de capital variable organized under the laws of the United Mexican States, offers engineering and construction services in Mexico. Carso Infraestructura operates in four sectors, including manufacturing and services for the oil industry, infrastructure projects, civil construction and telecommunications projects.

(4)

Inmobiliaria, a sociedad anónima de capital variable organized under the laws of the United Mexican States (“Mexico”), is a holding company with portfolio investments in various companies.

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(b)

Address of Principal Business Office:

(i) The principal business address for each member of the Slim Family is:

Paseo de las Palmas 736
Colonia Lomas de Chapultepec
11000 México, D.F., México

(ii) The principal business address for Carso is:

Miguel de Cervantes Saveedra #255

Col. Granada CP
11520 México, D.F., México

(iii) The principal business address for Carso Infraestructura is:

Miguel de Cervantes Saveedra #255

Col. Granada CP
11520 México, D.F., México

(iv) The principal business address for Inmobiliaria is:

Avenida Insurgentes Sur #3500, PB
Colonia Peña Pobre
Delegación Tlalpan, CP
14060 México D.F., México

(c)

Citizenship:

Each member of the Slim Family is a Mexican citizen. Carso and Carso Infraestructura are sociedades anónimas bursátiles de capital variable organized under the laws of Mexico. Inmobiliaria is a sociedad anónima de capital variable organized under the laws of Mexico.

(d)	Title of Class of Securities: Common Stock, par value $0.01 per share (“Common Shares”)
(e)	CUSIP Number: 019645506
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):
(a)	Broker or dealer registered under Section 15 of the Act;

(b)	Bank as defined in Section 3(a)(6) of the Act;

(c)	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	Investment company registered under Section 8 of the Investment Company Act;

(e)	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

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(h)	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act; or

(j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)

Amount Beneficially Owned:

As of February 9, 2009, (i) Carso Infraestructura directly owns 1,816,000 Common Shares, and by virtue of the relationships described in Item 2 of this Statement, each of the Slim Family and Carso may be deemed to beneficially own indirectly the Common Shares owned directly by Carso Infraestructura and (ii) Inmobiliaria directly owns 1,481,000 Common Shares, and by virtue of the relationships described in Item 2 of this Statement, the Slim Family may be deemed to beneficially own indirectly the Common Shares owned directly by Inmobiliaria.

(b)

Percent of Class:

The Common Shares beneficially owned by the Reporting Persons constitute approximately 9.28% of the 35,513,739 issued and outstanding Common Shares, as reported in the 10-Q filed by the Issuer with the Securities and Exchange Commission on November 4, 2008.

(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: -0-
(ii) Shared power to vote or to direct the vote: 3,297,000 Common Shares
(iii) Sole power to dispose or to direct the disposition of: -0-
(iv) Shared power to dispose or direct the disposition of: 3,297,000 Common Shares
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.
Item 8.	Identification and Classification of Members of the Group. Not applicable.
Item 9.	Notice of Dissolution of Group. Not applicable.

14

Item 10.	Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The Powers of Attorney for the members of the Slim Family and Inmobiliaria, which are filed as exhibits to the Form 4 filed with the U.S. Securities and Exchange Commission on January 2, 2009 in respect of their ownership of Bronco Drilling Company, Inc. and the Power of Attorney for Carso Infraestructura, which is filed as an exhibit to the initial Schedule 13G filed by the Reporting Persons with the U.S. Securities and Exchange Commission on February 5, 2007 in respect of its ownership of Common Shares of the Issuer, are hereby incorporated herein by reference. The Power of Attorney for Carso and the Joint Filing Agreement among the members of the Slim Family, Inmobiliaria, Carso and Carso Infraestructura are filed as exhibits 24-1 and 99-1 to this Schedule 13G, respectively.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Carlos Slim Helú

Carlos Slim Domit	By: /s/ Eduardo Valdés Acra
Eduardo Valdés Acra Attorney-in-Fact February 10, 2009
Marco Antonio Slim Domit

Patrick Slim Domit

María Soumaya Slim Domit

Vanessa Paola Slim Domit

Johanna Monique Slim Domit

GRUPO CARSO, S.A.B. DE C.V.

By: José Humberto Gutiérrez Olvera Zubizaretta
Title: Attorney-in-Fact

CARSO INFRAESTRUCTURA Y CONSTRUCCIÓN, S.A.B. DE C.V.

By: Quintín Humberto Botas Hernández
Title: Attorney-in-Fact

By: Alejandro Archundia Becerra
Title: Attorney-in-Fact

INMOBILIARIA CARSO, S.A. de C.V.

By: Armando Ibáñez Vázquez
Title: Attorney-in-Fact

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Exhibit Index

Exhibit 24.1	Power of Attorney for Carso.

Exhibit 99.1	Joint Filing Agreement, dated as of February 10, 2009, by and among the Slim Family, Carso, Carso Infraestructura, and Inmobiliaria.

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